FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2003

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Final record date - Extraordinary in-kind distribution	5

Further to the notification made on October 10th, 2003, "Telefonica S.A.", and in its name and behalf Mr. Antonio J. Alonso Ureba, General Secretary and Secretary to the Board of Directors of the said company,

NOTIFIES

That in relation to the extraordinary in-kind distribution to the Company shareholders of part of the Additional Paid-in Capital Reserve by mean of allocation of shares of "Antena 3 de Televisión, S.A." (Antena 3), and subsequent to verification by the Spanish Securities Markets Commission (Comision Nacional del Mercado de Valores) on October 17th, 2003 of the listing for stock market trading of the Antena 3 shares, Telefonica would like to state that the official announcement as per text attached hereto in the Official Gazette of the Mercantil Register (Boletin Oficial del Registro Mercantil) will not take place on the originally foreseen date, but on Monday October 20th, 2003.

Pursuant to the resolutions adopted by the Telefonica shareholders at their Annual General Meeting held on April 11th, 2003, and in accordance with the provisions of article 62 of the Spanish Stock Exchange Regulations (Reglamento de Bolsas de Comercio) of June 30th, 1967, the holders of Telefonica shares as at the close of the trading session on October 21st, (day following publication of the said announcement) shall be entitled to receive the Antena 3 shares.

Madrid, October 17th, 2003

TELEFONICA, S.A.

Distribution of shares of "Antena 3 de Television, S.A."

It is hereby publicly announced that the Spanish Securities Markets Commission (Comisión Nacional del Mercado de Valores) has verified the listing for stock market trading of the shares of "Antena 3 de Television, S.A." (ANTENA 3) on October 17th, 2003, thereby fulfilling the condition precedent for the resolution adopted by the shareholders of TELEFÓNICA, S.A. (TELEFÓNICA) in the Annual General Meeting held on April 11th, 2003 regarding the extraordinary in-kind distribution to the Company shareholders of part of the Additional Paid- in Capital Reserve by means of allocation of shares representing 30% of the share capital of ANTENA 3.

The shareholders are hereby informed of the details of this distribution:

1.- Shares to be distributed: The distribution will involve 30% of the share capital of ANTENA 3, represented by a total of 16,666,800 shares.

2.- Class and name of the securities distributed: The securities to be distributed are registered shares of ANTENA 3 common stock with a nominal value of THREE EUROS (3 euros) each, fully paid up.

3.- Form of representation: The new shares are represented by the book-entry system and shall be governed by the Spanish securities regulation. The entity responsible for keeping the relevant accounts is the Spanish Management Company of Securities Registration, Clearing and Settlement Systems (Sociedad de Gestion de los Sistemas de Registro, Compensacion y Liquidacion de Valores, S.A. - IBERCLEAR), together with its participating entities.

4.- Shareholders entitled to participate in the distribution: The right to receive the ANTENA 3 shares rests with the holders of TELEFÓNICA shares as at the close of the trading session on October 21st , the day following publication of this announcement in the Official Gazette of the Mercantil Register (Boletin Oficial del Registro Mercantil or "BORME").

5.- Exchange ratio: In accordance with the provisions of article 79.1 of the Spanish Law of Corporations (Ley de Sociedades Anonimas), after the ANTENA 3 shares which would correspond to the TELEFÓNICA own shares held as treasury stock are proportionally distributed to the rest of the TELEFÓNICA shares, the exchange ratio is set at one share of ANTENA 3 for every 295.60802997576 shares of TELEFÓNICA.

6.- Settlement of fractions: Those TELEFÓNICA shareholders entitled to a fraction of an ANTENA 3 share as a result of applying the above exchange ratio shall receive a cash payment for such fractions. The payments shall be made with the involvement of the two financial institutions mentioned in the following point, who shall make cash settlements for those fractions. For this purpose, the ANTENA 3 shares have been assigned a value of 25.20 euros per share.

7.- Agents for the Distribution: "Banco Bilbao Vizcaya Argentaria, S.A." (BBVA) and "Caja de Ahorros y Pensiones de Barcelona, S.A." ("la Caixa") shall act as Agent Banks.

8.- Listing prospectus: ANTENA 3 has prepared a full prospectus relating to the listing of all of its shares on the Madrid, Barcelona, Valencia and Bilbao stock exchanges, and their inclusion in the Spanish Automated Quotation System ("sistema de interconexion bursatil"), according to the requirements laid down in Spanish securities exchange laws. The prospectus has been verified and was registered by the Spanish Securities Markets Commission on October 17th, 2003 and is available to the public at the registered office of ANTENA 3 (San Sebastián de los Reyes, Avenida Isla Graciosa, 13, Madrid) and in the offices of the Spanish Securities Markets Commission.

9.- Restrictions on participation: TELEFÓNICA shareholders are reminded, for the relevant purposes, that the Spanish Private Television Act (Ley de Television Privada) provides that individual or corporate shareholders of a company holding a concession for a national public television service, as is the case of ANTENA 3, shall not hold ownership interests in any other public television service concessionaire company, regardless of its area of coverage.

Madrid, October 17th, 2003

Mr. Antonio Jesús Alonso Ureba

General Secretary and Secretary to the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	October 17th, 2003	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors